Intuit Inc. 2700 Coast Avenue Mountain View, CA 94043

October 26, 2012

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Megan Akst, U.S. Securities and Exchange Commission, via E-mail

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2012 Filed September 13, 2012

SEC File No. 000-21180
Dear Ms. Collins:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 18, 2012 and relating to the above-referenced filing of Intuit Inc.
We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
Set forth below are the Staff's comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff's comment letter.
Form 10-K for the Fiscal Year Ended July 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 32

Comment:

1.
You state in the first sentence that in your Executive Overview you provide a discussion of trends that affect your business. This section appears to be limited to a discussion of financial results and seasonality. Please tell us what consideration you gave to enhancing your disclosure to provide context for the remainder of your discussion in MD&A. An appropriate overview should discuss the material opportunities, challenges, and risks on which you are most focused, including actions that you are taking to address those matters. It would also describe any financial and non-financial indicators that you use to assess your business. Refer to SEC Release 33-8350.

Response:

We describe the material opportunities, challenges, and risks on which we are most focused, including actions that we are taking to address those matters, in Item 1, “Business” and Item 1A, “Risk Factors” in our Form 10-K. We also describe the key financial and non-financial indicators we use to assess our business in the “Business Segment Results” section of MD&A. However, we acknowledge that presenting a summary of these items in the Overview section of MD&A would be useful to provide context for the remainder of our discussion in MD&A. We will expand the Overview section of our MD&A in future filings to include a discussion of these items beginning with our Form 10-Q for the quarter ending October 31, 2012.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

Comment:

2.
We note your disclosure on page 64 that revenue from the sale of packaged software products is generally recognized when legal title transfers which is often when the product is shipped. We also note your disclosure on page 7 which indicates that in 2011 Turbo Tax customers received free live tax advice during the 2011 tax season. Please tell us whether customers that purchase the packaged Turbo Tax software have access to free tax advice during the tax season. If these customers did have access to the free tax advice, please tell us how you considered this future performance obligation when determining that revenue from these products should be recognized when legal title transfers. Refer to the authoritative guidance that supports your accounting.

Response:

We confirm that customers that purchased certain packaged TurboTax software had access to free tax advice during the 2011 tax season. The Free Tax Advice service is the same as a paid offering sold to both TurboTax customers and non-TurboTax customers during the 2010 tax season. This service provides tax guidance by tax professionals that address questions related to the preparation of federal and state tax returns and is not specific to the TurboTax software.

We determined that the TurboTax software is not considered essential to the functionality of the Free Tax Advice service because the service is not exclusive to software arrangements (it is also provided with our online tax offerings), it is not post-contract customer support for the software, and the service has standalone value to both customers and non-customers. We concluded that the service falls under the scope of Accounting Standards Codification (ASC) 605-25 as a non-software related element and should be treated as a separate unit of accounting when included in a multiple element arrangement.

In accordance with the multiple element arrangement guidance in ASC 605-25-15-3A, we estimate the selling price of the Free Tax Advice service and allocate the arrangement consideration based upon relative selling prices between the software and software-related deliverables as a group and the individual non-software deliverable (Free Tax Advice service). We recognize revenue attributable to the Free Tax Advice service over the period service is delivered to customers.

* * * * * * * *

Pursuant to the Staff's request, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President, Finance and Chief Accounting Officer, at (650) 944-3891 or Kerry McLean, our Deputy General Counsel, at (650) 944-5918. Intuit's mailing address is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours,

Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Finance and Chief Accounting Officer